January 12, 2006

VIA EDGAR

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Attn:	Rebekah Toton, Esq. Mail Stop 4561

Re:	Registration Statement on Form F-3 Filed December 1, 2005 File No. 333-130048

Form 20-F for the Fiscal Year ended December 31, 2004 File No. 01-14184

Ladies and Gentlemen:

On behalf of B.O.S. Online Solutions, Ltd., an Israel corporation (“BOS” or the “Company”), we have set forth below the Company’s proposed response in the Staff’s comment letter dated December 29, 2005 with respect to Amendment No. 1 to the Registration Statement on Form F-3. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

FORM F-3

Selling Shareholders – page 15

1.	Please expand the filing to describe the material transactions and relationships between B.O.S. and each of the selling shareholders during the past three years. See Item 9.D of the Form 20-F, as referenced by Item 4 of the Form F-3. Revise to disclose all material transactions between you and Laurus Master Fund during the past three years and to describe the material terms of your December 14, 2003 transaction with Hillswood Holdings Ltd. and Vamos Inc. The number of shares underlying the warrant issued to Laurus Master Fund in your September 2005 transaction also should be disclosed, as should the “certain circumstances” under which the various warrant exercise prices are subject to adjustment. Please ensure that all documents memorializing the issuance transactions by which the selling shareholders received their shares are included or incorporated by reference into this registration statement. For example, the registration rights agreements entered into as part of the June 2005 and September 2005 transaction should be filed as exhibits.

The Company has complied with the Staff’s comment.

2.	We note that the registration statement includes shares that may be issued in payment of interest that has not yet accrued on the convertible note. As these interest payments on the convertible note may be made in cash or in common stock at the discretion of Laurus Master Fund, it does not appear that the offering of these shares has been completed such that they may be registered for resale at this time. In this regard, it is unclear what portion of the 625,000 shares being registered that represents shares issuable upon conversion of the principal amount and upon conversion of interest thereon. Moreover, it is unclear how Section 2.1(b) of the Secured Convertible Term Note is a mandatory interest conversion feature given that it allows the holder to convert “all or a portion” of the monthly principal payment and accrued interest if certain conditions are met.

We have revised footnote (6) to the Calculation of Registration Fee Table on the cover page of the registration statement to indicate the number of ordinary shares that are being registered pursuant to the mandatory interest conversion feature of Section 2.1(b) of the Term Note. Under Section 2.1(a) of the Term Note, Laurus Master Fund, the Noteholder, can elect between receiving cash or ordinary shares, if the average closing price for the Company’s ordinary shares is less than 110% of the Fixed Conversion Price (as defined in the Note). Under Section 2.1(b), however, if the average closing price for the Company’s ordinary shares for five trading days is greater than 110% of the Fixed Conversion Price, the monthly principal and interest amounts due must be converted into ordinary shares (subject to a market volume limitation).

With respect to mandatory conversions under Section 2.1(b), we believe that the investment decision to receive ordinary shares in payment of interest has already been made, and accordingly that, based on the Company’s good faith estimate of the amount thereof, the shares issuable respecting such interest may be registered under the instant registration statement.

The language “or a portion” in Section 2.1(b) was inserted in order to accommodate a situation where the Holder has already elected pursuant to Section 2.1(a) to convert part of the Monthly Amount into ordinary shares prior to the occurrence of the mandatory conversion event. In such case, the remaining portion of the Monthly Amount due will be converted into ordinary shares. Laurus does not have any discretion under Section 2.1(b) to elect to convert less than all of the then unconverted portion of the Monthly Amount into ordinary shares. As indicated in footnote (6) to the Calculation of Registration Fee Table on the cover page of the registration statement, only shares subject to the mandatory interest rate conversion feature of Section 2.1(b) are being registered for sale by Laurus.

3.	Please revise to name the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares to be offered for resale by Catalyst Fund L.P. Please also revise to indicate clearly that the natural persons listed in the footnotes (3), (4), (5) and (6) as “controlling” or “beneficially owning” shares have voting and/or dispositive power with respect to the shares to be offered for resale.

The Company has complied with the Staff’s comment.

4.	In addition, please tell us whether any of the selling shareholders that are legal entities are affiliates of registered broker-dealers. If any selling shareholders are affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition, the broker-dealer affiliates had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company has been advised that none of the selling shareholders is a US registered broker dealer or an affiliate of a US registered broker dealer.

Plan of Distribution, page 21

5.	Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

The Company has advised the selling shareholders of their obligation to comply with the requirements of Regulation M as is also reflected in the disclosure under Plan of Distribution.

6.	In your plan of distribution, you indicate that selling shareholders may create short positions in the common shares in connection with the offering. In your response letter, please advise us that B.O.S. and the selling shareholders are aware of CF Tel. Interp. A.65.

The Company is aware of CF Tel. Int. A. 65 and has provided a copy of this advice to the selling shareholders.

Form 20-F for the fiscal year ended December 31, 2004

Item 15, Controls and Procedures, page 73

7.	We note your disclosure that you performed an evaluation of the effectiveness of your disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. However, Item 15(a) of Form 20-F requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures are designed as defined in Rule 13a-15(e) and if your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon the definition set forth in Rule 13a-15(e). Please confirm that you will take this comment into consideration in preparing your future Item 15(a) disclosure.

The Company confirms that its disclosure controls and procedures are designed as defined in Rule 13a-15(e) and that its CEO and CFO reached their conclusions as to the effectiveness of the Company’s disclosure controls and procedures based upon the definition in Rule 13a-15(e). The Company will take the SEC’s comment into consideration in preparing its future Item 15(a) disclosure.

8.	You state that “there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.” Please tell us whether you designed your disclosure controls and procedures to provide reasonable assurance of achieving their objectives and whether your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283. Please confirm that you will take this comment into consideration in preparing your future disclosure or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. The Company will take the SEC’s comment into consideration in preparing its future disclosure.

9.	You disclose that “[s]ubsequent to the date of evaluation thereof, there have been no significant changes in the Company’s internal controls or in other factors that could have materially affected or are reasonably likely to materially affect these controls.” However, Item 15(d) of Form 20-F requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether there was any change in your internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you take this comment into consideration in preparing your future Item 15(d) disclosure.

There was no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will take the SEC’s comment into consideration in preparing its future Item 15(d) disclosure.

        If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially, Brian Brodrick